STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	July 6, 2005
Corporate Office:	#SRU-13-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PROPERTY EXPANDED
AIRBORNE VTEM SURVEY COMPLETED

Starfield is pleased to report that:

  Through staking the Company has increased the size of its Ferguson Lake mineral claim holdings by 200% to 1,288,350 acres. The property now extends approximately 125 kilometers (77 miles) east-west and 71 kilometers (44 miles) north-south at its widest section.

  Geotech Ltd., of Aurora, Ontario, has completed a regional-scale VTEM and magnetometer, helicopter-borne geophysical survey of 9,624 line kilometers covering 40% of the expanded property. Preliminary analysis has identified numerous conductive anomalies, the most noteworthy of which is the continuous “Y Lake Trend” which exceeds the known 19 kilometer long Ferguson Lake Mineral District system in strike length.

Geotech Ltd., Aurora, Ontario has completed a regional-scale time domain electromagnetic (VTEM) and high-sensitivity magnetometer, helicopter-borne geophysical survey at Starfield’s Ferguson Lake, Nunavut Copper-Nickel-Cobalt-Palladium-Platinum property. The VTEM-magnetic survey commenced in May, 2005 covered approximately 2,504 square kilometers of the Ferguson Lake Mineral District and surveyed 9,624 line kilometers at 300 meter line spacings.

The latest VTEM-magnetic results compare well with the very successful 2004 Geotech VTEM survey which graphically discriminated the drilled east-west trending sulphide resources of the known Ferguson Lake conductive bodies to depths of 400-450 meters below the surface. Since 1999, Starfield has drilled 214 holes into this strong, continuous ground geophysical conductor caused by Cu+Ni+Co+Pd+Pt-bearing sulphides. The exceptional performance of the Geotech VTEM survey to identify known and unknown, continuous, multi-kilometer, anomalous conductive trends across the original property caused Starfield Resources to expand its original property claims in 2004 and 2005.

Of particular note in the preliminary 2005 Geotech VTEM interpretation is a large, continuous conductive anomaly to the south of the original Ferguson Lake known Cu-Ni-Co-Pd-Pt sulphide mineralization now referred to as the “Y-Lake” trend. Starfield’s geological crews have identified sulphide-bearing gossans and metavolcanic to mafic rocks coincident with the new VTEM anomaly. Property-wide, numerous additional east-west trending conductive targets are being sampled and analyzed for base metals and platinum group metals. Crone geophysical crews on site will conduct “state of the art” SQUID ground geophysical grid surveys along selected conductive trends. SQUID surveys were highly successful during Starfield’s 2004 exploration program in defining the extensive sheet(s) and plates of Cu-Ni-Co-Pd-Pt-bearing sulphides drilled (214 holes) along the multi-kilometer long east-west trending conductor identified at Ferguson Lake.

The 2005 VTEM-magnetic, regional property-wide, airborne survey data is currently being compiled and evaluated by Geotech and Bob Lo, an independent geophysical advisor and consultant to Starfield Resources. Upon receipt of final reports and maps, information will be made available on the Company website (http://www.starfieldres.com).

Recent announcements by the Nunavut government estimate that over $200 million will be spent on mining exploration across Nunavut this season. This boom is led by the diamond explorers such as BHP Billiton/ Shear Minerals/Stornoway Diamond, Kennecott Canada Exploration, DeBeers Canada Exploration, BHP Billiton/Peregrine Diamond and Indicator Minerals, all of whom have permitted exploration properties bordering or adjacent to Starfield’s new 2005 100% owned mineral claims.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release